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SEC FILE NUMBER
8-14663

PROCESSED
JUL 23 2003
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/29/01 (MM/DD/YY) AND ENDING 12/27/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
FAM Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Scudders Mill Road
(No. and Street)

Plainsboro,	New Jersey	08536
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Gordon	(609) 282 - 0551
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)



SEC MAIL
RECEIVED
FEB 25 2003
WASH, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

FAM DISTRIBUTORS, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

See also PUBLIC report filed simultaneously herewith which contains:
Balance Sheet
Supplemental Report on Internal Control

AFFIRMATION

I, Robert Harris, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to FAM Distributors, Inc. (the "Company") for the year ended December 27, 2002, are true and correct. I further affirm that neither the Company nor any partner or officer has any proprietary interest in any account classified solely as that of a customer.



Signature

Secretary
Title

Sworn before me this 6th day
of February, 2003:



Notary Public

ANTHONY LAQUIDARA
Notary Public, State of New Jersey
Commission Expires March 30, 2004

FAM DISTRIBUTORS, INC.

BALANCE SHEET
DECEMBER 27, 2002

ASSETS	
CASH AND CASH EQUIVALENTS, including marketable securities of $836,645	$ 873,405
INVESTMENTS IN AFFILIATED INVESTMENT COMPANIES - at fair value (cost $339,976)	268,612
OTHER ASSETS	70,652
TOTAL ASSETS	$ 1,212,669
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to Merrill Lynch Investment Managers, LP	834,528
CONTINGENCIES (Note 6)	
STOCKHOLDER'S EQUITY:	
Common stock, par value $1.00 per share - authorized 1,000 shares; issued and outstanding, 100 shares	100
Additional paid-in capital	310,900
Retained earnings	67,141
Total stockholder's equity	378,141
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,212,669

See notes to financial statements.